[Atkinson & Co., Ltd. letterhead]



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Pursuant to 17 C.F.R. Section 228.304(a)(3), we have reviewed the language under the heading "Item 4. Changes in Registrant's Certifying Accountant" in the Current Report on Form 8-K to be filed with the Securities and Exchange Commission by GFSB Bancorp, Inc. We agree with the statements contained therein. However, aside from the receipt of notification of such action, we have no basis for making a determination whether the board of directors or audit committee met concerning this matter.


/s/ Atkinson & Co., Ltd.


March 14, 1997
Albuquerque, New Mexico